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[LOGO OF JEFFERSON PILOT FINANCIAL]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY,
One Granite Place, P.O. Box 515, Concord, New Hampshire 03302


                             JOINT AND LAST SURVIVOR
                      GUARANTEED DEATH BENEFIT (GDB) RIDER

EFFECTIVE DATE -

The Rider is part of the policy to which it is attached. It takes effect on the Policy Date of the policy unless a later Effective Date is shown above. In the Rider, "We", "Us", or "Our" means the Jefferson Pilot Financial Insurance Company; "You" and "Your" means the Owner of the policy; and "Insureds" means the persons named on Page 3 of the policy.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of any application for the Rider, We will provide the benefit described in the Rider.

BENEFIT - We guarantee that the death benefit of the policy will be no less than the Specified Amount, regardless of the investment experience of the divisions within the Separate Account, provided that the GDB Cumulative Minimum Premium Requirements have been satisfied.

The Rider has no loan value and no surrender value.

CUMULATIVE MINIMUM PREMIUM REQUIREMENT - On each Monthly Anniversary Day, We will determine if the GDB Cumulative Minimum Premium Requirement for the Rider has been met. The GDB Cumulative Minimum Premium Requirement is met provided that (a) is greater than or equal to (b), where:

(a) is the sum of all previous premium payments under the policy less any Debt and Withdrawals; and

(b) is the GDB Minimum Annual Premium, as shown on Page 3 of the policy, divided by twelve, multiplied by the number of completed policy months.

If this requirement has been met, the policy is guaranteed to remain in force during the next policy month. If this requirement is not met, We will notify You of the premium payments required in order to continue benefits under the Rider. A Grace Period of 61 days will be provided. If the necessary premiums are not received during this Grace Period, the Rider will terminate without value.

Any increase in the Specified Amount as a result of any Rider attached to the policy or any change in the Death Benefit Option in the policy, will require an increase in the GDB Minimum Annual Premium. Any decrease in Specified Amount will require a decrease in the GDB Minimum Annual Premium. Such increase or decrease will become effective on the effective date shown in the Supplemental Policy Specifications Page that will be sent to you as a result of any increase or decrease.

The Cumulative Minimum Premium Requirement will be the sum of the Cumulative Minimum Premium Requirements for the Initial Specified Amount and each respective increase or decrease to the Specified Amount.

CHANGES UPON THE YOUNGER INSURED'S ATTAINED AGE 100 - If the Rider is still in force upon the Younger Insured's Attained Age 100, the following changes under the policy will occur. These changes will supersede any changes to the contrary stipulated upon the Younger Insured's Attained Age 100 in the Changes in Insurance Coverage provision of the policy:

(1) If the policy's Accumulation Value is equal to or less than the Specified Amount, the Specified Amount will remain unchanged. We will transfer 100% of the policy's Accumulation Value to the General Account. Minimum benefits for the policy will be fixed and guaranteed thereafter. No transfer charge will be imposed as a result of this transfer to the General Account.

(2) If the policy's Accumulation Value is greater than the Specified Amount, the Specified Amount will be changed upon the Younger Insured's Attained Age 100 as stipulated in the Changes in Insurance Coverage provision of the policy. In addition, We will transfer to the General Account the amount of Accumulation Value that was equal to the Specified Amount immediately prior to the Younger Insured's Attained Age 100.

(3)  The GDB cost per $1,000 of Specified Amount as shown on Page 3 will cease.


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MONTHLY DEDUCTION - The monthly deduction for the Rider will be (a), multiplied by (b), divided by $1,000, where:

(a)  is the Specified Amount of the policy; and

(b)  is the GDB cost per $1,000 of Specified Amount as shown on Page 3.

TERMINATION - The Rider will cease as soon as one of the following occurs:

(1) The GDB Cumulative Minimum Premium Requirement remains unsatisfied at the end of the Grace Period;

(2)  The policy is surrendered or terminated;

(3)  The death of the Survivor of the Insureds;

(4)  We receive Your written request to terminate the Rider.




/s/ [ILLEGIBLE]                                                /s/ [ILLEGIBLE]
Chief Executive Officer                                        Secretary


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